UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )*

ECC Capital Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

26826 M 10 8

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Dr, Suite 1200

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26826 M 10 8	SCHEDULE 13D	Page 2 of 8 Pages

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Steven G. Holder
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United Sates of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 29,180,376(1)
8 Shared Voting Power 0
9 Sole Dispositive Power 29,180,376(1)
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,180,376(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13	Percent of Class Represented by Amount in Row (11) (based on 97,073,300 shares of common stock outstanding as of September 19, 2007). 30.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 26826 M 10 8	SCHEDULE 13D	Page 3 of 8 Pages

(1)	The Reporting Person’s beneficial ownership is reported as of September 19, 2007, and includes 591,539 shares of common stock held by the Holder Family Limited Partnership, L.P., of which the Reporting Person is the general partner. The Reporting Person disclaims beneficial ownership in the shares held by such partnership except to the extent of the Reporting Person’s pecuniary interest in shares held by the partnership. The Reporting Person’s beneficial ownership excludes, however, 483,502 shares of common stock held by the Reporting Person’s spouse, with respect to which he has no voting or investing power. The Reporting Person’s total aggregate beneficial ownership reported herein is subject to certain ownership restrictions set forth in the Purchase Agreement, defined below in Item 4, which are designed to ensure compliance with the “5/50 Rule” as defined in the Purchase Agreement attached as Exhibit 7.1.

CUSIP No. 26826 M 10 8	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.001 (the “Shares”), of ECC Capital Corporation, a Maryland corporation (the “Issuer”) and serves to amend the Schedule 13G previously filed by the Reporting Person on February 14, 2007.

The address of the Issuer’s principal executive offices is 2040 Main Street, Suite 800, Irvine, California 92614.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Steven G. Holder (the “Reporting Person”).

The business address of the Reporting Person is 2040 Main Street, Suite 800, Irvine, California 92614.

The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, the Reporting Person is deemed to beneficially own an aggregate of 29,180,376 Shares, as detailed in Item 5, subject to certain ownership restrictions set forth in the Purchase Agreement (as defined below in Item 4). Of that amount, 500,000 Shares were purchased by the Reporting Person within the last 60 days, as further described in Item 4. Additionally, 11,223,827 Shares have not yet been acquired by the Reporting Person, but are subject to purchase by the Reporting Person pursuant to the Purchase Agreement (as defined below in Item 4), as further described in Item 4. The aggregate purchase price for such Shares and the Option will be $736,714.81 (exclusive of brokerage commissions and fees), which amount will come from personal funds of the Reporting Person.

Item 4.	Purpose of Transaction.

The Reporting Person acquired 500,000 Shares on March 8, 2007 from Shabi S. Asghar, the former President, Co-Chief Executive Officer and Director of the Issuer for $0.93 per Share, for an aggregate price of $465,000.00. In addition, on September 18, 2007, the Reporting Person

M 10 8 CUSIP No. 26826	SCHEDULE 13D	Page 5 of 8 Pages

entered into a Stock Purchase and Option Agreement (the “Purchase Agreement”) with Mr. Asghar, whereby the Reporting Person agreed to purchase, and Mr. Asghar agreed to sell, (a) 2,000,000 Shares held by Mr. Asghar for $0.23 per Share, for an aggregate consideration of $460,000, and (b) an irrevocable option (the “Option”) to purchase up to 9,223,827 Shares held by Mr. Asghar in exchange for a payment of $0.03 per Share, for an aggregate consideration of $276,714.81, subject to certain restrictions on ownership set forth in the Purchase Agreement which are designed to ensure compliance with the “5/50 Rule” as defined in the Purchase Agreement attached as Exhibit 7.1. The consummation (the “Closing”) of the transactions contemplated by the Purchase Agreement is anticipated to occur on or before October 1, 2007. Following the Closing, the Reporting Person will be able to exercise the Option at any time, and from time to time, for a period of one (1) year (the “Option Term”). The exercise price payable upon full or partial exercise of the Option will be $0.23 per Share. In addition, under the Purchase Agreement, Mr. Asghar has appointed the Reporting Person, in his individual capacity, as Mr. Asghar’s irrevocable proxy, effective during the Option Term, to vote all of the Shares held by him that could be purchased (again, subject to certain restrictions designed to ensure compliance with the “5/50 Rule” as defined in the Purchase Agreement) under the Purchase Agreement. The summary of the Purchase Agreement set forth above is qualified in its entirety by reference to the actual agreement which is filed as an exhibit hereto and incorporated by reference into this Item.

The Reporting Person is acquiring the Shares and the Option for investment purposes. The Reporting Person intends to regularly review his investment in the Issuer. Based on such review, as well as other factors (including, among other things, his evaluation of the Issuer’s business, prospects and financial condition, other opportunities available to him and general market, industry and economic conditions), the Reporting Person may, and reserves the right to, change his intentions, acquire additional securities of the Issuer, or sell some or all of his Shares or the entire or a portion of the option in privately negotiated transactions or otherwise. The Reporting Person may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Reporting Person	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Steven G. Holder	29,180,376	0	29,180,376	30.1%

CUSIP No. 26826 M 10 8	SCHEDULE 13D	Page 6 of 8 Pages

The percentages used herein are based on the 97,073,300 Shares issued and outstanding as of September 19, 2007. The Reporting Person’s beneficial ownership includes 591,539 Shares held by the Holder Family Limited Partnership, L.P., of which the Reporting Person is the general partner. The Reporting Person disclaims beneficial ownership in the Shares held by such partnership except to the extent of the Reporting Person’s pecuniary interest in Shares held by the partnership. The Reporting Person’s beneficial ownership excludes, however, 483,502 Shares held by his spouse, with respect to which he has no voting or investing power. The Reporting Person’s total aggregate beneficial ownership reported herein is subject to certain ownership restrictions set forth in the Purchase Agreement, defined above in Item 4, which are designed to ensure compliance with the “5/50 Rule” as defined in the Purchase Agreement attached as Exhibit 7.1.

(c) All transactions in the Shares effected during the past 60 days by the Reporting Persons are set forth in Annex A, attached to this Schedule 13D and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 above for a description of the Purchase Agreement which is incorporated herein by reference.

Item 7.	Material To Be Filed As Exhibits.

Exhibit No.	Description

7.1	Stock Purchase and Option Agreement, dated September 18, 2007 by and between Shahid S. Asghar and Maria Asghar, on the one hand, and Steven G. Holder, on the other hand (filed herewith).

CUSIP No. 26826 M 10 8	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2007

/s/ Steven G. Holder
STEVEN G. HOLDER

CUSIP No. 26826 M 10 8	SCHEDULE 13D	Page 8 of 8 Pages

ANNEX A TO SCHEDULE 13D

Party Effecting Transaction	Date	Buy / Sell	Quantity	Average Price ($)	Currency
Steven G. Holder	03/08/2007	Buy	500,000	$0.93	USD